SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October 2006

Commission File Number 1-31927

_________

NORTHERN ORION RESOURCES INC.

(Translation of registrant’s name into English)

Suite 250 - 1075 West Georgia Street

Vancouver, British Columbia, Canada V6E 3C9

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F             Form 40-F     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No     X

Suite 250, 1075 West Georgia Street

Vancouver, BC, Canada  V6E 3C9

www.northernorion.com

NEWS RELEASE

October 26, 2006

 NNO – TSX

NTO – AMEX

NORTHERN ORION ANNOUNCES COMPLETION OF THE FEASIBILITY STUDY UPDATE ON THE AGUA RICA PROJECT – 23 YEAR LIFE OF MINE, 20% IRR AND $1.9 BILLION NPV (8%)

Northern Orion Resources Inc. (Northern Orion) is pleased to announce that it has received a positive   Feasibility Study Update (FSU) as part of the ongoing development of its 100% owned Agua Rica copper-gold-molybdenum project. The FSU assumes the development of the Agua Rica deposit on an independent basis and is based on the 1997 BHP/Northern Orion Initial Feasibility Study and recent additional work undertaken by Northern Orion.  All cost amounts are reported in second quarter 2006 US dollars.

The development plan proposed in the FSU indicates that Agua Rica is technically feasible and economically viable and can be developed as a long life copper-gold-molybdenum mine with a low cost of copper production and significant by-product credits.  The FSU indicates an IRR of 20% based on 100% equity, a payback of initial capital investment of 2.9 years and an NPV (8%) of $1.9 Billion.

Key Results of the FSU

•

Proven and Probable reserve of 731 million tonnes of ore

•

90,000 tpd open pit operation at a 1.89 to 1 strip ratio

•

23 year mine life, with higher grade ore over the initial 10 years

•

Unescalated capital cost of $2,055 million

•

Approximate annual production

o

Years 1-10: 365 million lb/yr copper, 135,000 oz/yr gold and 15 million lb/yr molybdenum

o

Life of Mine (LOM): 300 million lb/yr copper, 125,000 oz/yr gold and 16 million lb/yr molybdenum

•

Project Economics

o

Operating cost of $6.82/ton milled, or negative $0.73/lb copper (net of credits), FOB port of exit

o

Internal Rate of Return (IRR) of 20% (100% equity)

o

Post-tax Net Present Value (NPV) at a 8% discount rate of $1.9 Billion

o

2.9 year capital payback

The FSU was prepared by Hatch and Amec.  Amec was responsible for the mine design, mine capital and mine operating costs and the reserve statement and Hatch was responsible for the balance of the work scope and the production of the overall study report including the overall capital and operating costs.

On June 9, 2005, Northern Orion issued a press release with guidance based on the 1997 BHP/Northern Orion Initial Feasibility Study.  Major changes from the scope and cost in the June 9, 2005 press release that have been incorporated in the FSU include:

•

A defined mine model and production schedule

•

An accurate assessment of pre-production stripping requirements, based on the refined block model and including haul road construction (+$165 million)

•

A milling rate of 90,000 t/d (previously 68,000 t/d)  (+$220 million)

•

The use of filtering and dry stacking for all tailings (previously a thickened tailings discharged into a dam) (+$200 million)

•

The addition of significant water management and diversion infrastructure in the pit area

•

Capital cost escalation

The Agua Rica project is owned 100% by Northern Orion.  Located on the slopes of the Aconquija range in Catamarca province in northwestern Argentina, the mine site elevation averages 3,200 m and the plant site elevation is 2,600 m. The mine site is about 25 km north of the town of Andalgalá and approximately 35 km east of the operating Bajo de la Alumbrera copper/gold mine of which Northern Orion owns 12.5%.

The FSU recommends that the mine be developed as an open pit operation.  Mined ore and waste rock would be crushed separately and conveyed through a 5.5 km downhill tunnel to the desert area in the rain shadow north of the Aconquija range where the process plant would be located.  Waste would be stacked in a waste rock storage facility in the vicinity of the plant along with filtered tailings. The process plant would be a typical large tonnage single mill line concentrator producing separate copper/gold and molybdenum concentrates.  The copper/gold concentrate would be transported via a pipeline to a filter plant and transported by rail to a new ship loading facility on the Paraná River for sea shipment to international smelters. The molybdenum concentrates would be packaged for shipment by truck.

Production Summary	Years 1-10	Life-of-mine
Ore milled - tonnes per day	88,000	89,000
Total tonnes	321,000,000	731,000,000
Strip ratio	2.83	1.89
Grades
Copper	0.61%	0.50%
Gold (g/t)	0.26	0.23
Molybdenum	0.032%	0.033%
Annual production (recovered basis):
Copper (millions of pounds)	368	300
Gold (ounces)	137,000	125,000
Molybdenum (millions of pounds)	15.4	15.8

Geology and Resource

The Agua Rica deposit is a large Cu-Mo-Au porphyry deposit with a polymetallic epithermal overprint.  Three major stages of alteration/mineralization are clearly recognized: early porphyry Cu-Mo-Au, later epithermal Cu-Au-Ag-As-Pb-Zn, and supergene Cu enrichment.

Supergene leaching and enrichment has replaced pyrite, chalcopyrite and bornite with near surface high grade chalcocite, covellite and digenite which grades down to a zone of covellite and digenite without chalcocite and then into primary chalcopyrite-pyrite mineralization below the defined open pit.  Almost all copper ore is covellite or chalcocite.

The resource at a 0.2% copper cut-off is:

Measured, Indicated and Inferred Resource at 0.2% Cu Cut-off

	Tonnes	Cu (%)	Mo (%)	Au (g/t)
Measured	412,000,000	0.56	0.034	0.24
Indicated	698,000,000	0.42	0.032	0.19
Total	1,110,000,000	0.47	0.033	0.21
Inferred	651,000,000	0.34	0.034	0.12

In addition to areas where mineralization is still open, exploration potential remains in the immediate vicinity of the defined Agua Rica pit.

Mining and Reserve

The mineable reserve was based on $1.10 copper, $425 gold and $6 molybdenum.  Proven and probable reserves total 730,700,000 tonnes. LOM grades are 0.50% Cu, 0.23 g/t Au and 0.03% Mo.  LOM strip ratio is 1.89 to 1. The diluted grade for the first five years is 0.71% Cu and 0.28 g/t Au and 0.03% Mo. Using these parameters, the project IRR is positive.

Gerrit Vos, P. Eng., Amec Principal Mining Engineer, is a Qualified Person under NI 43-101 and is responsible for the mining and reserve estimate portion of the FSU.

Concentrate Offtake

Northern Orion has current Letters of Intent (LOI) in place with international smelters encompassing significantly over 100% of planned annual copper concentrate production.

Environmental and Social

Environmental data collection and assessment are complete for the purposes of supporting the Environmental and Social Impact Assessment (ESIA) as mandated by the latest World Bank guidelines. The ESIA will be submitted to the authorities in the first quarter of 2007.

Capital Cost

The estimated capital cost for 90,000 tpd mill is $2,055 million at a  + 15% accuracy, with no allowances for escalation. Contingency is included in the indirect costs below at 13% and is based on a confidence analysis of the estimate components.

Capital Cost Summary (US$ millions)

Direct costs
Mine	$ 376
Crushing and conveying	306
Concentrator	259
Tailing management	120
Concentrate pipeline	91
Filter plant	21
Port	40
Roads, power, water	120
Ancillary buildings	4
Subtotal – direct costs	1,337
Indirect costs	718
Total	$ 2,055

Operating Cost

The life of mine average FOB operating cost for the production of copper and molybdenum concentrates is $223.7 million/yr or  $6.82/t ore milled.  Mining costs are $0.92/t moved. Rail costs consider all rail equipment, operations and maintenance at $24/t concentrate moved. FOB operating costs are up to and including loading of the ships at the port of exit. Ocean freight and smelting and refining charges are excluded below, but are included in the financial model at $45/t of concentrate, $87.50, and $0.0875 (with price participation) respectively.

Average Annual Operating Cost Summary

Area	$US/t milled
Mine	$2.64
Process and infrastructure	3.10
Filter plant	0.09
Rail and port	0.54
G&A	0.45
Total	$6.82

Financial Analysis

In accordance with SEC guidelines, the economic analysis of the project was done using the average metal prices over the past 36 months.  These calculate to $1.80/lb for copper, $465/oz for gold and $22.75/lb for molybdenum. Under these assumptions, the Agua Rica project has a NPV (8%) of $1.9 Billion post taxes and royalties, an IRR of 20%, FOB operating costs of  negative $0.73/lb copper net of by-products and a payback of 2.9 years.

The project is most sensitive to copper prices.

Sensitivity to copper and molybdenum price (gold price fixed at $465)

Copper	Economic	Molybdenum Price $/lb
($/lb)	Factor	$6	$10	$14	$18	$22
	NPV @ 8%	(854)	(312)	(92)	264	616
$1.00	IRR	1%	6%	7%	10%	12%
	FOB Cost	0.18	(0.04)	(0.27)	(0.47)	(0.69)
	Payback	19.8	9.9	7.9	6.5	5.3
	NPV @ 8%	6	359	706	1,049	1,389
$1.50	IRR	8%	11%	13%	15%	17%
	FOB Cost	0.18	(0.04)	(0.27)	(0.47)	(0.69)
	Payback	7.6	5.6	4.6	3.9	3.6
	NPV @ 8%	873	1,190	1,505	1,845	2,185
$2.00	IRR	14%	16%	18%	20%	22%
	FOB Cost	0.18	(0.04)	(0.27)	(0.47)	(0.69)
	Payback	3.8	3.5	3.3	3.0	2.8
	NPV @ 8%	1,746	2,064	2,425	2,762	3,100
$2.50	IRR	20%	22%	23%	25%	26%
	FOB Cost	0.18	(0.04)	(0.27)	(0.47)	(0.69)
	Payback	3.0	2.7	2.6	2.5	2.4
	NPV @ 8%	2,616	2,932	3,292	3,630	3,968
$3.00	IRR	25%	26%	28%	29%	30%
	FOB Cost	0.18	(0.04)	(0.27)	(0.47)	(0.69)
	Payback	2.4	2.3	2.2	2.1	2.1

For comparative purposes, at recent metal prices ($3.45 copper, $590 gold and $27 molybdenum), the project would have an NPV (8%) of $5.2 Billion post taxes and royalties, an IRR of 36%, FOB operating costs of negative $1.01/lb copper net of by-products and a payback of 1.7 years.

Development Schedule

The ESIA will be submitted to the authorities early in 2007. Northern Orion anticipates that permits will be granted by the relevant authorities within 8-10 months of submission. Throughout the permitting process Northern Orion is continuing with work on the project.  Work has already started on the basic engineering for the pit and associated infrastructure, so that the design can be advanced to reduce project risk and position the company to order long lead mine equipment at the appropriate time.

Northern Orion has also begun additional studies to investigate possible enhancements to project value and to determine the economic, engineering and risk benefits if the property were integrated with existing infrastructure.  It is expected that this work will be finished within six months.

In parallel with the engineering work, Northern Orion will proceed with financial discussions including finalizing offtake agreements and structuring project financing.

Assuming a positive development decision, the project schedule contemplates a 32-month construction program from the date of the issuance of final permits.  This assumes that the pre-permitting work defined above is complete so that work can begin immediately when permits are issued.

“We are very pleased with the results of the FSU”, said David Cohen, President and Chief Executive Officer of Northern Orion. “It defines the project, demonstrates the economics and gives us a firm framework for development of the project.  The low projected operating costs should provide the project with the ability to generate cash flow through anticipated future metal prices. We have built up an exceptionally strong technical, community and environmental team with which to move the project forward.”

Mr. Cohen added, “Minera Agua Rica has recently concluded a Framework Cooperation Agreement with the town of Andalgalá.  This is an important agreement with a significant stakeholder in the development of Agua Rica and demonstrates the open and transparent communication and cooperation that our project team embraces. We will continue to consult and work with the local communities as the project advances towards production.”

Teleconference call details

Northern Orion will host a telephone conference call on October 26 at 1:30 p.m. Pacific (4:30 p.m. Eastern) to discuss the results of the FSU and Agua Rica development.  The conference call may be accessed by dialing 1-800-319-4610 in Canada and the United States, or 1-604-638-5340 internationally.

The conference call will be archived for later playback until November 2, 2006 and can be accessed by dialing 1-800-319-6413 or 1-604-638-9010 and entering the pass code 7816#.  A live and archived audio webcast will also be available at www.northernorion.com.

Third Quarter Results on November 14, 2006

Northern Orion will release its third quarter results after market close on Tuesday, November 14, 2006 and will host a telephone conference call on Wednesday, November 15, 2006 at 10:00 a.m. Pacific Time (1:00 p.m. Eastern) to discuss the results.  The conference call may be accessed by dialing 1-800-319-4610 in Canada and the United States, or 1-604-638-5340 internationally.   The conference call will be archived for later playback until November 22, 2006 and can be accessed by dialing 1-800-319-6413 or 1-604-638-9010 and using the pass code 7730#.  A live and archived audio webcast will also be available at www.northernorion.com.

“David Cohen”

David Cohen, President and CEO

For further information, please contact:

Investor Relations 1-866-608-9970

Email: info@northernorion.com

This News Release contains "forward-looking statements" with respect to the Feasibility Study Update on the Agua Rica Project.  Forward looking statements include, but are not limited to statements regarding the net present value of the project, the timing and amount of estimated future production and mine life, expected future prices of copper, gold and molybdenum, mineral reserve and mineral resource estimates, estimated capital and operating costs of the project, estimated capital pay back period, timing of development and permitting time lines and expected future political climate in Argentina.  These forward-looking statements involve a number of assumptions including as to the accuracy of mineral reserves and mineral resources estimates, availability of project financing when required and on acceptable terms, accuracy of projected metals prices over the life of mine, that production rates can be achieved and maintained, that the component costs of the capital and operating cost estimates are accurate, that permitting will proceed on schedule, that governmental relations and regulations affecting the project will be favourable, continuing global demand for base metals and a stable global economy.  Forward-looking statements and the assumptions on which they are based are subject to known and unknown risks, uncertainties and other factors many of which are beyond the Company's control and which may cause the actual results, performance or achievements of the Company and feasibility of the project to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others, possible variations in ore reserves, grade or recovery rates, changes in project parameters as plans continue to be refined; delays in obtaining necessary permits and financing, construction delays, failure of plant, equipment or processes to operate as anticipated; accidents, labour dispute, other risks inherent in the mining industry, including environmental risks, unanticipated reclamation expenses, title disputes or claims and general economic and political risk.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate. Investors are cautioned that forward-looking statements are not guarantees of future performance and undue reliance should not be placed on such statements due to the inherent uncertainty therein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHERN ORION RESOURCES INC.

(Registrant)

Date:

October 26, 2006

By:

/s/David W. Cohen

David W. Cohen
President and Chief Executive Officer